Mail Stop 3561

November 20, 2006

Brett D. Mayer, President
Bingham Canyon Corp.
3359 South Main Street # 584
Salt Lake City, UT 84115

      Re: Bingham Canyon Corp.
                Form 10-KSB for Fiscal Year Ended
                December 31, 2005
                File No. 0-31549

Dear Mr. Mayer:

      We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

                Sincerely,

                Terence O'Brien
                Branch Chief